FEDERAL INSURANCE COMPANY

Endorsement No. 11

Bond Number: 82416717

NAME OF ASSURED: OSI ETF TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2.LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

				SINGLE LOSS		DEDUCTIBLE
INSURING CLAUSE 		LIMIT OF LIABILITY 	AMOUNT

1.Employee 			$ 900,000 		$     0
2.On Premises 			$ 900,000 		$ 5,000
3.In Transit 			$ 900,000 		$ 5,000
4.Forgery or Alteration 	$ 900,000 		$ 5,000
5.Extended Forgery 		$ 900,000 		$ 5,000
6.Counterfeit Money 		$ 900,000		$ 5,000
7.Threats to Person 		$ 900,000 		$ 5,000
8.Computer System 		$ 900,000 		$ 5,000
9.Voice Initiated Funds
Transfer Instruction 		$ 900,000 		$ 5,000
10.Uncollectible Items
of Deposit 			$ 900,000 		$ 5,000
11.Audit Expense 		$  50,000 		$ 2,500
12.Stop Payment			$  50,000		$ 2,500
13.Telefacsimile Instruction	$ 900,000		$ 5,000
14.Unauthorized Signature	$ 900,000		$ 5,000


This Endorsement applies to loss discovered after 12:01 a.m. on June 28, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 14, 2018 By Paul Krump, Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98) Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 12

Bond Number: 82416717

NAME OF ASSURED: OSI ETF TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

O'Shares FTSE Russell Small Cap Quality Dividend ETF

O'Shares FTSE Russell International Quality Dividend ETF

O'Shares Global Internet Giants ETF

O'Shares FTSE U.S. Quality Dividend ETF

O'Shares FTSE Europe Quality Dividend ETF

O'Shares FTSE Asia Pacific Quality Dividend ETF

This Endorsement applies to loss discovered after 12:01 a.m. on June 28, 2018.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND
REMAIN UNCHANGED.

Date: September 14, 2018 By Paul Krump, Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1